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March 22, 2022

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporate Finance

Office of Mergers and Acquisitions

100 F Street, NE

Washington, DC 20549

Re:	Houghton Mifflin Harcourt Company

Schedule TO-T

Filed March 7, 2022

File No. 005-87720 (the “Schedule TO”)

Dear Mr. Plattner:

On behalf of our clients, Harbor Purchaser Inc. and Harbor Holding Corp. (together, the “Companies”), we have reviewed the comments of the staff (the “Staff”) of the Securities and Exchange Commission set forth in its letter dated March 15, 2022, concerning the Schedule TO (the “Comment Letter”), and responded below. For the convenience of the Staff, we have repeated each of the Staff’s comments in bold and italics immediately above our responses to each corresponding comment. Capitalized terms used herein and not otherwise defined herein shall have the meanings set forth in the Schedule TO.

On behalf of the Companies, we hereby file simultaneously by EDGAR Amendment No. 2 to the above referenced Schedule TO (the “Amendment”) addressing, among other things, comments contained in the Comment Letter.

The Companies’ responses to the Staff’s comments are as follows:

Offer to Purchase

General

1.

With a view toward revised disclosure, please explain the purpose of the Inside Date Condition and the implications such condition has on the timing of the offer period. Such explanation (and associated revised disclosure) should address, among other things, the fact that the April 7 Inside Date falls after the scheduled expiration of the Offer.

The Companies respectfully acknowledge the Staff’s comment. From the Companies’ perspective, the Inside Date Condition was agreed upon in the Merger Agreement, and included in the Offer, merely to fix a date prior to which the Acceptance Time may not occur (absent a waiver of the condition by the Companies), to ensure that there was an adequate amount of time to market and document the Debt Financing. Although the Expiration Time is currently scheduled for one minute after 11:59 p.m., New York City time, on April 1, 2022, the Offer will not be consummated prior to April 7, 2022 unless the Companies waive the Inside Date Condition. Such waiver would be accompanied by (i) an extension of the Offer for at least five business days from the date of such waiver and (ii) an amendment to the Schedule TO to reflect such waiver. We note that, pursuant to the terms of the Merger Agreement, the Companies are required to extend the Offer until at least one minute after 11:59 p.m., New York City Time, on the business day immediately prior to April 7, 2022 if the Inside Date Condition is not so waived prior to the existing Expiration Time. We have amended and supplemented the Offer to Purchase under “Summary Term Sheet”, “Introduction” and “The Tender Offer” accordingly.

2.

Based on the Debt Commitment Letter attached as Exhibit (b)(1), it appears that the Inside Date Condition is related to debt financing for the transaction. If that is indeed the case, please justify the disclosure that states, on multiple occasions, that the Offer “is not subject to any financing condition.”

The Companies respectfully acknowledge the Staff’s comment. While the Inside Date Condition is indeed related to the Debt Financing, the condition does not operate as a financing condition to the Offer or the Merger and, instead, only specifies a fixed date prior to which (absent waiver of the Inside Date Condition) the Acceptance Time may not occur. The Inside Date Condition will be satisfied solely as a result of the passage of time and does not condition the consummation of the Transactions on the occurrence or non-occurrence of any event. In particular, following the satisfaction (or waiver) of the Inside Date Condition (and assuming the satisfaction or waiver of the other conditions to the Offer), the Companies will be required to accept Company Shares tendered in the Offer, regardless of whether or not the Debt Financing has been consummated, and in the event that the Companies fail to so accept such tendered Company Shares, the Companies would be in breach of their obligations pursuant to the Merger Agreement. We have amended and supplemented the Offer to Purchase under “Summary Term Sheet”, “Introduction” and “The Tender Offer” accordingly.

3.	Please confirm that the offer will remain open for a minimum of five business days from the date a waiver of the Inside Date Condition is first published, sent or given to stockholders.

The Companies confirm that, consistent with the above, the Offer will remain open for a minimum of five business days from the date any waiver of the Inside Date Condition is first published, sent or given to stockholders. We have amended and supplemented the Offer to Purchase under “Summary Term Sheet”, “Introduction” and “The Tender Offer” accordingly.

* * * * *

We thank the Staff for its attention to the Company’s submission and we look forward to hearing from you regarding our response. If you have any questions or comments regarding the foregoing, or have additional questions or comments, please contact the undersigned at 212-530-5181.

Very truly yours,
/s/ Scott Golenbock
Scott Golenbock Milbank LLP

cc:	Ramzi Musallam, President, Harbor Holding Corp. and Harbor Purchaser Inc.

Daniel Sugar, Treasurer, Harbor Holding Corp. and Harbor Purchaser Inc.

Alice Li, Secretary, Harbor Holding Corp. and Harbor Purchaser Inc.

Dipo Ashiru, Assistant Secretary, Harbor Holding Corp. and Harbor Purchaser Inc.

Rick Presutti, Partner, Milbank LLP